UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
_____

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **January 13, 2005**

VTEX ENERGY, INC.
(Exact name of Registrant as specified in its charter)

Nevada	**000-22661**	**76-0582614**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8303 Southwest Freeway, Suite 950
Houston, Texas   **77074**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(713) 773-3284**

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ]   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ]   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ]   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ]   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 8.01 Other Events.

On January 13, 2005, VTEX Energy, Inc. (VTEX) reached a definitive agreement on terms and conditions with a Houston based investment partner, ARCOA Oil & Gas, Inc. (ARCOA), to acquire an interest in and provide funding for completion of the development of VTEX's proven non producing properties commencing with a three well workover program at VTEX's Bateman Lake property. Consideration to VTEX will be up to $2.5 million with the ability to increase the sales amount to $3 million under certain circumstances. The agreement further provides ARCOA with a right of first refusal to participate in any future venture to develop additional VTEX oil and gas properties, including its Bateman Lake and Mustang Island properties. This transaction is subject to completion of documentation and requisite approvals, if any.

Item 9.01 Financial Statements and Exhibits.

The following document is filed as an exhibit to this report:

Exhibit 10.1: Purchase and Sale Agreement Between VTEX Energy, Inc. as Assignor and
ARCOA Oil & Gas, Inc. as Assignee. Dated January 13, 2005.

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTEX ENERGY, INC.

Date: January 20, 2005   By: /s/ Randal B. McDonald, Jr.
                                              Randal B. McDonald, Jr.
                                              Chief Financial Officer